

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

November 15, 2016

Via E-mail
Mr. Louis J. Arcudi, III
Chief Financial Officer
Idera Pharmaceuticals, Inc.
167 Sidney Street
Cambridge, MA 02139

> **Re:** **Idera Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 10, 2016**
> **File No. 001-31918**

Dear Mr. Arcudi:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Sharon M. Blume

Sharon M. Blume
Accounting Branch Chief
Office of Healthcare and Insurance